Exhibit 10.2

Simon Property Group 2023 Incentive Compensation Plan

Simon Property Group Corporate ICP

1.   Purpose

The purpose of the Corporate ICP ("ICP" or "Plan") is to provide an incentive to select, key senior executives who play an important role and contribute to the overall success of the enterprise (Corporate). This Plan is also intended to serve as a short-term retention vehicle.

2.   Participation

Participation under the Plan is limited to key employees (the "Participants") who are determined by Executive Management ("Management") and approved by the Chief Executive Officer of Simon Property Group, Inc. (the "Company") as well as the Compensation and Human Capital Committee (the "Compensation Committee") of the Company's Board of Directors.

3.   Duration

This ICP is an annual, calendar year plan, with appropriate performance goals established by Management and approved by the Compensation Committee for each Performance Year. Such performance goals shall be communicated to each Participant as soon as possible after they have been approved by the Compensation Committee and the identity of the Participants and their individual incentive opportunities have been established.

4.   Administration

The Plan shall be administered by Management. The awards shall be subject to achievement of certain performance goals, vesting, employment, individual performance, and other requirements and conditions which are explained herein.

Management shall have the authority to interpret the Plan, to establish and revise rules and regulations relating to the Plan, and to make any other determinations it believes necessary or advisable for the administration of the Plan.

The Plan, while intended as an on-going component in the Company's management compensation program, continues at the discretion of Management.

5.   Performance Measures

The Plan's performance measures for the Performance Year are (i) FFO and (ii) 2023 Combined Platform EBITDA.

6. **Incentive Opportunities**

Each Participant shall have a specific, individual incentive opportunity established for the Performance Year. Such opportunity shall be a designated dollar amount. The extent to which a Participant's designated dollar amount is earned, if at all, depends on the extent to which the Performance Measures are achieved during the Performance Period as set forth in the 2023 Corporate ICP Payout Matrix below.

7. **Earned Awards and Grants of Restricted Stock**

Awards (as defined below) that have been earned shall be paid 100% with a number of shares of restricted common stock, par value $0.0001 per share ("Restricted Stock"), of the "Company on April 1st (or the first business day immediately following) of the year following the Performance Year.

The number of shares of Restricted Stock to be granted under the Plan shall be determined by dividing the earned amount of the incentive opportunity (such amount the "Award") by the average closing price of the Company's common stock, par value $0.0001 per share, on the 10 consecutive trading days immediately preceding, but not including, April 1st. Fractional shares shall be rounded up to the nearest share.

Immediately following the receipt of shares of Restricted Stock, as described above, the Participant shall have the right to receive distributions on such shares of Restricted Stock and to vote such shares.

8. **Vesting of Restricted Stock**

Shares of Restricted Stock shall vest ratably over a three (3) year period.

> Performance Year: 2023
>> Grant of Earned Restricted Stock: April 1, 2024
>> Restricted Stock Vests: one-third on April 1, 2025; one-third on April 1, 2026; and one-third on April 1, 2027

The value of vested shares of Restricted Stock shall be determined using the closing share price of the Company's common stock on the New York Stock Exchange on the last business day immediately prior to the vesting date.

Shares of Restricted Stock will not vest if a Participant is no longer employed by the Company on the date of vesting. Similarly, the right to receive distributions on, and vote, such shares, shall be forfeited upon termination of employment, except as may be noted in Section 10.

9. **Definitions**

"Budget" means the Company's 2023 Budget approved by the Company's Board of Directors on February 7, 2023.

"Combined Platform EBITDA" means EBITDA, as defined and reported in the statement of operations for the combined platforms (i.e. Malls, the Mills®, and Premium Outlets®) of the Company, as approved by the Compensation Committee.

"FFO" shall mean funds from operations per share and shall be determined by using the consolidated FFO per share disclosed by the Company in its earnings releases and filings with the SEC during the Performance Period, as the case may be. FFO shall be increased or decreased to give effect to any of the following: any (i) extraordinary, unusual or nonrecurring item, as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) including without limitation a spin-off, or as a result of dispositions not made in the ordinary course, (ii) litigation or claim judgments or settlements; (iii) changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results (iv) other specific unusual or nonrecurring events, or objectively determinable category thereof; (v) nonrecurring charges; and (vi) a change in the Company's fiscal year. Each such adjustment, if any, shall be made by the Committee, in its sole and absolute discretion, in order to prevent the undue dilution of the Grantee's rights with respect to the Award, as modified herein.

"Performance Year" means 2023.

10. **Miscellaneous**

a. Except as set forth in Sections 10(b) – 10(d) below, in order to vest in shares of Restricted Stock granted under this Plan, Participants must be employed by the Company when a grant of Restricted Stock is made and when the Restricted Stock vests. In the case of Participants whose employment terminates before an Award is earned and/or before shares of Restricted Stock vest, all unearned Awards and all unvested shares of Restricted Stock will be canceled.

b. In the case of a Participant's death or total disability, the Participant will continue to vest in the shares of Restricted Stock previously earned and granted under this Plan.

c. In the case of a Participant's retirement from active employment, a Participant may, at the discretion of Management, continue to vest in shares of Restricted Stock earned and granted prior to retirement. Management may also, in its sole discretion, accelerate the vesting of a Participant's shares of Restricted Stock earned and granted prior to retirement.

d. In the case of a Participant's termination that is involuntary and without cause, the Participant may, at the sole discretion of Management, continue to vest in shares of Restricted Stock earned and granted prior to the date of the involuntary termination without cause.

e. Individuals who are on progressive counseling or whose individual performance is sub-standard will not be eligible for an Award under this Plan.

f. The Plan is written as a guide to determine certain compensation for its Participants. Management reserves the right to make adjustments to the Plan provisions, the final results, and/or the amount of the payout in order to ensure appropriate recognition of achievement.

g. Any effort to manipulate financial results for economic gain under the Plan will result in disqualification from participation in the Plan and could result in further disciplinary action up to and including termination.

h. The Participant or other person receiving shares of Restricted Stock shall be personally responsible for any tax liabilities that may occur or accrue as a result of stock ownership and be required to pay to the Company the amount of any taxes which the Company is required to withhold with respect to such shares of Restricted Stock.

i. Any award of shares of Restricted Stock under this Plan are made pursuant to the Simon Property Group, L.P. 2019 Stock Incentive Plan (the "SPG LP 2019 Stock Incentive Plan") and subject to its terms and conditions. Should there be any direct conflict between the terms of this Plan and the SPG LP 2019 Stock Incentive Plan, the terms of the SPG LP 2019 Stock Incentive Plan shall prevail.

2023 Corporate ICP Payout Matrix
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*Linear Interpolation will be used to determine awards for performance that falls between Maximum and Threshold